Jeffrey A. Baumel

973.639.5904

Fax 973.297.3814

jbaumel@mccarter.com

May 13, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 Attn: Owen Pinkerton

Re:	American Caresource Holdings, Inc. (the “Company” or the “Registrant”) Registration Statement on Form SB-2 filed February 14, 2005 File No. 333-122820

Dear Mr. Pinkerton:

Filed today is Amendment No. 1 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on February 14, 2005. This letter responds to the Commission's letter to the Company, dated March 15, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company’s response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

Form SB-2

General

1.

We note that you are registering the spin-off of shares held by your parent to your parent's stockholders. We further note that ACS was incorporated in December 2003 in order to facilitate the acquisition of American Caresource Corporation. Since your parent has held the shares of ACS for less than two years, it would appear that the parent is an underwriter in the public distribution of those securities. Please revise the cover page of the prospectus as well as all other relevant locations, to identify your parent as an underwriter. We refer to Staff Legal Bulletin No.4.

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The Cover Page to the Prospectus and all relevant pages of the Registration Statement have been revised in response to the Staff’s comment above.

2.

We note your use of the term “Company” throughout the prospectus. Since the term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

The Registration Statement has been revised throughout in response to the Staff’s comment above.

3.

Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Registrant does not intend to use any graphics or pictorial representations in the Prospectus.

4.

Please supplementally provide us with your analysis of why you qualify as a small business issuer. As part of this analysis please inform us how many common equity shares of Patient Infosystems, Inc. were outstanding as of February 14, 2005, and how many of those shares were held by affiliates.

The Registrant qualifies as a small business issuer because it satisfies all of the requirements of Item 10(a)(1) of Regulation S-B. Specifically, (i) the Registrant has revenues of less than $25,000,000, (ii) is a U.S. issuer, (iii) is not an investment company and is not an asset-backed issuer (as defined in § 229.1101), and (iv) as a majority owned subsidiary, it’s parent immediately prior to the Distribution, Patient Infosystems, Inc., is also a small business issuer. Further, the Registrant has a public float (the aggregate of market value of the issuer’s outstanding voting and non-voting common equity held by non-affiliates) of less than $25,000,000. Further, as of February 14, 2005, Patient Infosystems, Inc., the parent of the Registrant, had 9,743,600 shares of common stock outstanding and of those shares 3,415,581 shares were held by affiliates. Patient Infosystems, Inc., the parent of the Registrant, remains a small business issuer because it has not exceeded the public float limit of Item 10(a) of Regulation S-B for two consecutive years.

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5.

On page 35, you note that your financial statements for the fiscal year ended December 2003 were audited by McGladrey & Pullen LLP. You also note on page 35 that your financial statements for the fiscal year ended December 2002 were audited by BDO Seidman, LLP. Please add a section discussing any changes and disagreements with your accounts including all applicable disclosures required by Item 304 of Regulation S-B.

The Registration Statement has been revised to include the audited financial statements for the years ended December 31, 2003 and December 31, 2004, respectively, both of which were audited by McGladrey & Pullen, LLP. BDO Siedman, LLP audited the financial statements of American CareSource Corporation, the predecessor corporation of the Registrant, for the year ended December 31, 2002, and the Registrant’s change in accountants did not occur within the two most recent fiscal years.

6.	We note that your financial statements were stale as of February 15, 2005. Please update your financial statements by amending the registration statement. Refer to Item 310 of Regulation S-B.

The Registration Statement has been revised in response to the Staff’s comment above to include the audited financial statements for the years ended December 31, 2003 and December 31, 2004, respectively.

Facing Pages

7.

We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for you shares, this reliance appears to be inappropriate. Please revise or advise. Refer to Rule 457(f) of Regulation C and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section B, paragraph 108.

The Registration Fee has been revised in response to the Staff’s comment above and has been recalculated based on Rule 457(f) of Regulation C.

Prospectus Summary

General

8.

We note that your summary is eight pages long, and contains unnecessary redundancy. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Please revise your summary as necessary.

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The Registration Statement has been revised at pages 2-5 in response to the Staff’s comment above to include a brief overview of the key aspects of the offering.

Our Company, page 2

9.	Please briefly discuss the type of ancillary benefits you manage and what your services consist of.

The Registration Statement has been revised at page 2 in response to the Staff’s comment above to include a discussion of the ancillary benefits and services managed by the Registrant.

10.

On page 10, you note that you have never earned profits and that after you become independent of Patient Infosystems there can be no assurance that you will be able to obtain additional sources of funds. Please balance your disclosure in the Summary by discussing your history of net losses and the uncertainty regarding your ability to obtain sufficient funds to continue your operations.

The Registration Statement has been revised at page 2 in response to the Staff’s comment above.

Summary of the Distribution, page 3

11.

We note your disclosure here that one share of ACS common stock will be distributed for approximately every two shares of Patient Infosystems common stock outstanding as of the Record Date. Please advise us as to why you have included the word "approximately" above. We note, for example that on the cover page you have disclosed the same ratio without the qualifying language. Please revise or advise.

The qualifier “approximately” is used because the Registrant intends to issue one share of the Registrant’s common stock for any fractional portion of Patient Infosystems common stock. For example, the holder of 19 or 20 shares of Patient Infosystems common stock will receive 10 shares of the Registrant’s common stock during the Distribution. The holder of 21 or 22 shares of Patient Infosystems common stock will receive 11 shares of the Registrant’s common stock during the Distribution. The Cover Page to the Prospectus has been revised to include the qualifier “approximately”.

12.	We refer to your disclosure that you “anticipate” your shares will be traded on the OTC Bulletin Board and that you “expect” a market maker will apply to have your securities

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quoted. If discussions have occurred regarding either of these actions, please include appropriate disclosure. If not, please revise to merely state that you will seek to have your securities traded on the OTC Bulletin Board.

Discussions have yet to occur in connection with the trading of the Registrant’s shares on the OTC Bulletin Board or the application by a market maker to have the Registrant’s shares quoted. The Registration Statement has been revised at page 4 in response to the Staff’s comment above.

Summary Financial Information, page 7

13.

You state that you included pro forma results for American Caresource Corporation. Please revise to disclose what the pro forma results represent, how they import the actual results and why they are important to a reader of the prospectus.

American Caresource Corporation was the predecessor corporation to the Registrant and its operating results are presented to the reader for comparative purposes. The Registration Statement has been revised at page 14 in response to the Staff’s comment above.

14.	Please revise to state whether the summary financial results are based on audited or unaudited numbers.

The summary financial results are based on the audited financial statements of the Company. The Registration Statement has been revised at page 6 in response to the Staff’s comment above.

Risk Factors, page 10

General

15.

Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, the subheading for the first risk factor states that ACS has a history of operating losses. Please revise so that your subheadings highlight specific risk that results from that stated fact.

The risk factor subheadings at pages 7 through 12 have been revised in response to the Staff’s comment above to clearly identify the material risks disclosed in the narrative and highlight the specific risks that results from facts stated in the narrative.

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16.

Please revise your disclosure to add a risk factor that you may be subject to the penny stock rules. This discussion should include what constitutes a “penny stock” under Rule 3a51-1, such as the criteria regarding trading on an exchange or being quoted on NASDAQ and the asset and revenue thresholds. Also, discuss the applicability of the penny stock rules to transactions in your securities.

The Registration Statement has been revised at page 12 in response to the Staff’s comment above to include a risk factor advising that the Registrant may be subject to the penny stock rules.

17.

Please discuss the risk presented by the fact that your largest stockholder, John Pappajohn, will own over 37 percent of your issued and outstanding common stock following the spin-off, including the fact that he also serves as a director of ACS and Patient Infosystems.

The Registration Statement has been revised at page 10 to include a risk factor in response to the Staff’s comment above.

18.

On page 6, you note that after the distribution of the ACS shares, arrangements between you and Patient Infosystems will not be on an “arms-length” basis because of the relationships between your board of directors and executive officers and the board of directors and executive officers of Patient Infosystems. We further note, from disclosure found on page 33, that you expect a continuing relationship with Patient Infosystems following the spin-off. Please add a risk factor discussing the fact that these arrangements will not be conducted at arms-length.

The Registration Statement has been revised at pages 10-11 to include a risk factor in response to the Staff’s comment above.

19.

On page 33, you note that “Patient Infosystems expects it will likely provide [you] services for a limited transition period in such areas as information management and technology, personnel and indirect overhead expenses, employee benefits administration, financial accounting and reporting and other areas where [you] may need transitional assistance and support.” Please supplementally advise us whether there is a binding agreement in place for Patient Infosystems to provide you with services after the distribution. If there is not a binding agreement in place, please note that fact in a risk factor. The risk factor should also discuss the fact that the lack of an agreement could cause ACS to pay higher fees based on the prior relationship between the parties.

The Registrant does not a have a transition services agreement with Patient Infosystems. The Registration Statement has been revised to include a risk factor discussing this fact at page 11.

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20.

Please add a separate risk factor that discusses the fact that ACS historically has not entered into long-term agreements with its customers. In connection with this, please quantify the portion of agreements that are long-term and quantify the revenues associated with agreements that are set to expire within the next twelve months.

The Registration Statement has been revised at page 9 to include a risk factor in response to the Staff’s comment above.

ACS has a history of operating losses, page 10

21.	Please clarify that ACS has a history of net losses, not just operating losses, quantifying the losses. In addition, please disclose ACS's accumulated deficit.

The Registration Statement has been revised at page 7 in response to the Staff’s comment above.

ACS faces working capital shortfalls and has an urgent need for working capital, page 10

22.	Please indicate the cash available to you as of the most recent practicable date as well as your anticipated financing needs during the next twelve months.

The Registration Statement has been revised at page 7 in response to the Staff’s comment above.

ACS has a limited number of customers, a few of which account for a substantial portion of its business, page 10

23.

You state that your “five largest customers (including [your] non-continuing customers) account for approximately 92.7% of [your] revenues during the nine months ended September 30, 2004.” Please revise to define the term “non-continuing customers,” and state how much of your business the non-continuing customers accounted for.

The Registration Statement has been revised at page 7 in response to the Staff’s comment above.

Competition in the pharmacy benefits management industry could reduce ACS’ profit margins, page 11

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24.

Please clarify whether the listed companies are actual or potential competitors of yours. We note, for example, on page 23 that you aware of no direct competitor that currently offers the services you offer. Please revise or advise.

The Registration Statement has been revised at page 8 in response to the Staff’s comment above to reflect that the listed companies are potential competitors.

ACS faces risks related to changes in the healthcare industry, page 12

25.

Please combine this risk factor with the risk factor titled Efforts to Reduce Healthcare Costs and Alter Healthcare Financing Practices Could Adversely Affect ACS’ Business, in order to reduce repetitive disclosure.

The Registration Statement has been revised at page 9 in response to the Staff’s comment above.

The continued services and leadership of ACS’ senior management is critical to its ability to maintain growth and any loss of key personnel could adversely affect its business, page 12

26.

We note the generic nature of this risk factor. Since all companies rely on their key personnel, please identify the officers upon whom you are reliant and clearly explain how the loss of these individuals would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts.

The Registration Statement has been revised at page 9 in response to the Staff’s comment above.

27.	On page 26, we note that you do not have employment agreements with any of your executive officers. Please disclose that fact in this risk factor.

The Registration Statement has been revised at page 9 in response to the Staff’s comment above.

There has not been any prior trading market for the ACS shares and a trading market for the ACS shares may not develop, page 13

28.	Please note that shares are not listed on the OTCBB, they are quoted. Please revise as necessary.

The Registration Statement has been revised at page 11 in response to the Staff’s comment above.

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Future sales of ACS capital stock, or the perception that these sales may occur, could depress the price of ACS’ common stock, page 14

29.	Please revise the risk factor to include a discussion on the potential dilutive effects of your Stock Option Plan and conversion of your outstanding warrants.

The Registration Statement has been revised at page 12 in response to the Staff’s comment above to include a discussion addressing the potential dilutive effects of the 2005 Stock Option Plan and conversion of the Company’s outstanding warrants.

Management’s Discussion and Analysis or Plan of Operation, page 14

General

30.

Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

The Registration Statement has been revised at pages 13-16 in response to the Staff’s comment above.

Overview, page 15

31.

You state that upon effectiveness of your registration statement “ACS will be allocated the Patient Infosystems corporate assets, liabilities and expenses related to Patient Infosystems' ancillary health benefits management business based on an estimate of the proportion of such amounts allocable to ACS, utilizing such factors as total revenues, employee head-count and other relevant factors.” This appears to indicate that your assets, liabilities and expenses have yet to be allocated to you. However, based on your financial statements it appears that the allocation has already taken place. Please advise or revise.

The assets, liabilities and expenses related to Patient Infosystems’ ancillary health benefits management business has been allocated to ACS. The Registration Statement has been revised at page 13 in response to the Staff’s comment above.

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Results of Operations, page 16

Revenues, page 16

32.

Please supplementally explain why you are comparing the actual results for the nine months ended September 30, 2004 with the pro forma results for the nine months ended September 30, 2003. We may have further comments based on your response.

The Registration Statement has been revised at page 14 in response to the Staff’s comment above to include a comparison of the actual results for the year ended December 31, 2004 with the pro forma results for the year ended December 31, 2003. American Caresource Corporation was the predecessor corporation to the Registrant and its pro forma operating results are presented to the reader for comparative purposes.

33.

You state that you believe that you have “experienced improved relations with providers in [your] network as a result of, among other things, the acquisition by Patient Infosystems.” Please revise to state the effect that your spin-off will have on your relations with the providers.

The Registration Statement has been revised at page 14 in response to the Staff’s comment above.

34.

We note your statement that you expect to see “growth in the number of payor and client relationships due to an increased emphasis on sales.” Please provide additional information as to what steps you took in increasing your emphasis on sales and whether additional relationships were formed after September 30, 2004 as a result of such efforts.

The Registration Statement has been revised at page 14-15 in response to the Staff’s comment above.

Operating Expenses, page 17

35.

You state that “cost reductions were offset by a one-time warrant compensation expense of $212,000 million charged in the first quarter of 2004.” It appears that the one time compensation expense was $212,000 not $212,000 million. Please advise or revise.

This section of the Registration Statement has been replaced and revised at pages 15-16 in response to the Staff’s comment above.

36.	We note that certain of the cost reductions discussed were the result of the consolidation of certain functions with Patient Infosystems. Please discuss the effect your separation

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from Patient Infosystems will have on your operating expenses going forward. In addition, please discuss the fact that, as a separate public company, you will be required to make increased expenditures.

The Registration Statement has been revised at page 15 in response to the Staff’s comment above.

Liquidity, page 17

37.

You state that on January 28, 2005 you “amended [your] credit agreement, with Wells Fargo Bank, N.A. extending the line of credit to $3,000,000, $1,000,000 of such increase intended as a prepayment of pre-existing debt of Patient Infosystems by ACS. Mr. Pappajohn and Dr. Schaffer, directors of the Company guaranteed such increase.” Please file your agreement with Wells Fargo Bank as an Exhibit. Also, please file your agreements with Mr. Pappajohn and Dr. Schaffer, regarding the guarantee they provided, as an Exhibit.

The Credit Agreement, dated December 1, 2004, between Wells Fargo Bank, National Association and American Caresource Holdings, Inc., the Security Agreement, dated December 1, 2004, between Wells Fargo Bank, National Association and American Caresource Holdings, Inc. and the First Addendum to Credit Agreement, dated February 2, 2005, between Wells Fargo Bank, National Association and American Caresource Holdings, Inc. have been filed as Exhibits 10.04, 10.05 and 10.06, respectively. The agreements with Mr. Pappajohn and Dr. Schaffer regarding the guarantee they provided are oral in nature and thus are not filed as Exhibits to this Registrant Statement.

38.

Please revise to include a discussion of the reason for any material changes in assets and liabilities from the nine months ended September 30, 2003 to September 30, 2004 and for the fiscal year ended December 31, 2002 to December 31, 2003. For instance, please explain the large decrease in your accrued expenses for the nine months ended September 30, 2004 to the nine months ended September 30, 2003.

The Registration Statement has been revised to include audited financial statements for the fiscal years ended December 31, 2003 and December 31, 2004. These financial statements replace the interim financial statements for the nine months ended September 30, 2003 and September 30, 2004 and the financial statements for the fiscal year ended December 31, 2002 and December 31, 2003.

39.	Please disclose all material commitments for capital expenditures and the expected sources of funds for such expenditures.

Currently, the Registrant does not have any material commitments for capital expenditures.

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40.

If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

Currently, the Registrant is not aware of any trends, events or uncertainties that have, or are reasonably likely to have, a material impact on its liquidity.

Year Ended December 31 2003 Compared to Year Ended December 31 2002, page 19

41.

Please revise to explain the reason for the changes in your revenues, costs of revenues and expenses. Regarding the ancillary health claims revenue, please explain why it has decreased despite the fact that you state you are focusing more on the ancillary service market.

Note that a comparison of the results of operations for the year ended December 31, 2004 to the pro forma year ended December 31, 2003 have replaced the comparison of the results of operations for the year ended December 31, 2003 to the year ended December 31, 2002. The Registration Statement has been revised at page 14 in response to the Staff’s comment above.

Description of Business, page 21

General

42.	Please revise to identify the few major customers upon whom you are dependent. Refer to Item 101 of Regulation S-B.

The Registration Statement has been revised at page 18 in response to the Staff’s comment above.

Ancillary Custom Network, page 22

43.	Please revise to define the term “out-of-network claims” and “single reimbursement level.”

The Registration Statement has been revised at page 19 in response to the Staff’s comment above.

Competition, page 23

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44.

Please revise to discuss your competitive position in the industry and the principal methods of competition. Include a discussion regarding whether there are any differences in the competitive conditions or your ability to compete in certain geographic markets. Also, please explain your criteria as to what constitutes a competitor. See Item 101 of Regulation S-B.

The Registration Statement has been revised at page 20 in response to the Staff’s comment above.

Facilities, page 24

45.

You note that “ACS occupies 14,000 square feet of office space in Irving, Texas and 7,500 square feet of office space in Pittsboro, Indiana, pursuant to leases that expire in 2008, for which it pays aggregate rent of $150,000 per year.” On page F-17, you note that you “lease office space from a related party under a non-cancelable lease agreement that expires in April 2008. The Company leases an automobile, certain equipment and other office space under non-cancelable lease agreements, which expire at various dates through April 2008.” On page F-17, you also state the lease from the related party would cost $252,301 in 2004 and the other office space would cost $61,450 in 2004 for a total cost of $313,751 ($252,301 + $61,450). Please reconcile the disclosure in this section with the disclosure on page F-17.

If one of your facilities is leased from a related party, please provide the details of that agreement including whether the transaction was conducted at arms-length.

Note 7 to the Financial Statements has been revised at pages F-14 and F-15 in response to the Staff’s comment above.

Management, page 24

Executive Officers and Directors, page 24

46.	Under your disclosure for Wayne Schellhammer, please state that he is a director and state how long he has been serving as a director.

The Registration Statement has been revised at page 22 in response to the Staff’s comment above.

Board Composition, page 25

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John Pappajohn, page 25

47.	Please revise to state the length of time Mr. Pappajohn has been serving on your board.

The Registration Statement has been revised at page 23 in response to the Staff’s comment above.

Executive Compensation, page 26

48.

On page 24, you state that Mr. Schellhammer has served as the President and CEO since October 2004. Please advise us why his salary was not included in the compensation table or revise. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, Section 3S. Item 402 of Regulation S-K.

The Registrant has yet to pay a salary to Mr. Schellhammer, its President and CEO. Accordingly, the compensation table at page 25 of the Registration Statement is accurate.

Employment Agreements, page 26

49.

We note your disclosure that you have no employment agreements with any of your executive officers. Please reconcile this disclosure with Note 8 on page F-18 that states that you have entered into various employment agreements with executives effective through various dates from December 2004 to September 2005.

The Registrant has employment agreements with two of its employees. The Registration Statement has been revised at pages 23 and F-15 in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 28

50.

On page F-17, you note that you “lease office space from a related party under a non-cancelable lease agreement that expires in April 2008.” Please advise us as to why this was not included in this section or revise this section to include that disclosure.

Note 7 to the Financial Statements has been revised at page F-14 in response to the Staff’s comment above.

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Security Ownership of Certain Beneficial Owners and Management, page 29

51.

You state that if the distribution had occurred as of December 31, 2004 there would be 10,394,666 shares outstanding. However, on page 3 you state that you are going to distribute roughly 10,000,000 shares and Patient Infosystems will retain approximately 1,000,000 shares, for a total of 11,000,000 shares outstanding. Please supplementally reconcile these two disclosures.

The Registration Statement has been revised at page 27 in response to the Staff’s comment above to reconcile the above referenced disclosures.

The Distribution, page 30

Results of the Distribution, page 31

52.

You note that “ACS expects to have approximately __ holders of record of its common stock, and approximately 11,000,000 shares of its common stock outstanding.” Once you have determined the Record Date, please state the exact amount of common stock that will be distributed and outstanding following the distribution.

The Registrant acknowledges the Staff’s comment above and once the Record Date has been determined, the Registrant plans to disclose the exact amount of common stock that will be distributed and will be outstanding following the distribution.

Listing and Trading of ACS Shares, page 31

53.	Please change the title of this section to reflect the fact that shares are quoted on the OTCBB, not listed.

The Registration Statement has been revised at page 29 in response to the Staff’s comment above.

Relationship Between Patient Infosystems and ACS Following the Distribution, page 33

54.

Please revise to explicitly state whether you have a written or oral binding agreement with Patient Infosystems to provide you with ongoing service. If not, please discuss how the specific services and pricing terms will be determined absent such an agreement. Finally, please disclose that, as a result of the relationship between the entities, any "transactions entered into will not be conducted at arms length, and it is possible that ACS will overpay for services performed by Patient Infosystems.

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The Company does not anticipate that Patient Infosystems will provide significant services to the Company during any transition period and accordingly, have no written or oral agreement with Patient Infosystems to provide the Company with ongoing transition services. The Registration Statement includes risk factors at pages 10 and 11 in response to the Staff’s comment above.

Description of Capital Stock, page 34

Warrants, page 34

55.	Please revise to state the material terms of the warrants (e.g., when they become exercisable).

The Registration Statement has been revised at page 32 in response to the Staff’s comment above.

Reports to Stockholders, page 35

56.

You state that you “have and will continue to comply with the periodic reporting, proxy solicitation and other applicable requirements of the Securities Act of 1934.” Given that this is your initial public offering and given that you have not filed any periodic or other 1934 Act reports, please remove the language that you “have” complied with the periodic reporting requirements.

The Registration Statement has been revised at page 33 in response to the Staff’s comment above.

Audited Financial Statements of American Caresource Corporation

57.	Please revise your audit report in accordance with Auditing Standard No.1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

The Report of Independent Registered Public Accounting Firm has been revised at page F-2 in response to the Staff’s comment above.

58.

As appropriate, please revise the headnote to the financial statements and related disclosures to clearly indicate the financial statements of American Caresource Corporation are those of the registrant’s predecessor.

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The headnotes to the financial statements and related disclosures have been revised throughout in response to the Staff’s comment above to clearly indicate that the financial statements of American Caresource Corporation are those of Registrant’s predecessor.

59.

In certain sections of your document you state Patient Infosystems acquired American Care source Corporation, and elsewhere you state American Caresource Holdings was the acquirer. Please revise as appropriate to consistently describe the nature of your transaction. If Patient Infosystems was the acquirer, then you should clarify, if true, that the net assets are being transferred to American Caresource Holdings in contemplation of the spin-off.

The Registration Statement has been revised throughout in response to the Staff’s comment above.

Statements of Operations for the Years Ended December 31, 2003 and 2002, page F-6

60.

We note that you report revenues and cost of revenues from ancillary health services on a gross basis. Please disclose your consideration of the various indicators of both gross and net reporting as provided in EITF 99-19.

Note 7 to the Financial Statements has been revised at page F-7 in response to the Staff’s comment above.

Unaudited Interim Financial Statements of American Caresource Holdings, Inc., pages F-19 to F-22

61.

How does your presentation of unaudited results for the registrant, American Caresource Holdings, Inc. satisfy the reporting requirements under Item 310(a) of Regulation S-B which requires audited financial statements of the issuer in the filing? Please advise or revise accordingly.

The Registration Statement has been revised to include audited results for the Registrant in accordance with the reporting requirements under Item 310(a) of Regulation S-B.

Condensed Statements of Operations and Condensed Statements of Cash Flows, page F-20

62.	Reference is made to the statements of operations and cash flows for the interim periods where we note that you have provided comparative pro forma results of the predecessor

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company. American Caresource Corporation as of September 30, 2003 with those of the successor company, American Caresource Holdings as of September 30, 2004. What is your basis for presenting financial information for American Caresource Holdings prior to formation in the GAAP financial statements? If you are trying to show predecessor information, it should be clearly labeled as such and should only reflect the historical results of the predecessor without any pro forma adjustments. Please advise or revise accordingly.

Note that a comparison of the results of operations and cash-flow for the year ended December 31, 2004 to the year ended December 31, 2003 has replaced the comparison of the results of operations and cash-flow for the interim period ended September 30, 2003 to the period ended September 30, 2002. Further, the predecessor information has been revised in response to the Staff’s comment above.

63.	Disclose the loss contingency for the lawsuit filed against you on June 16, 2004 Reference is made to SFAS 5.

Note 7 to the Financial Statements discloses the loss contingency for the lawsuit filed on June 16, 2004.

64.

We note your disclosure on page 15 regarding the allocation of certain corporate assets, liabilities and expenses of Patient Infosystems, Inc. to American Caresource Holdings, Inc. Please expand your related party disclosure in the financial statements to address such allocations. Specifically advise us how you have accounted for the $3,550,000 payable to Patient Infosystems, Inc. within the unaudited interim financial statements and disclose the nature of any related party transactions related to this amount.

Patient Infosystems provided American Caresource Holdings with $3,550,000 of working capital. $1,651,536 of the working capital was recorded as an intercompany payable and the balance was recorded as additional equity, rather than a liability.  The liquidity and capital resources section of the MD&A and certain transactions in this revised disclosure is responsive to the request for information with respect to related party transactions.

American Caresource Corporation Pro Forma Financial Statements Giving Effect to the Acquisition

65.

Upon updating your financial statements the Acquisition will have been reflected in the historical statements of American Caresource Holdings for 12 months, as such pro forma presentation of this transaction would not be required. Please advise us or revise to exclude this information in your amendment accordingly.

The financial statements have been updated in response to the Staff’s comment above. The Acquisition is reflected in the historical statements for American

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Securities and Exchange Commission

May 13, 2005

Caresource Holdings, therefore the pro forma presentation of this transaction has been excluded.

American Caresource Holdings Pro Forma Financial Statements (Giving Effect to the Distribution

66.

Clarify why notes (d) and (e) are pro forma adjustments. Note all costs of doing business should be reflected in the historical financial statements for expenses that the parent incurred on your behalf Reference is made to SAB Topics 5.B and 5.J.

The above mentioned pro-forma disclosures are no longer required because the financial statements have been updated.

Part II

General

67.

We note your disclosure that no unregistered securities have been sold during the last three years. Please revise this section to discuss the warrants to purchase 974,950 shares issued to Mr. Pappajohn and Dr. Schaffer as noted on page 17.

The Registration Statement has been revised at page II-2 in response to the Staff’s comment above.

Exhibit Index, page II-2

68.

Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and may have further comments upon our review. In connection with this, please file your legality opinion or provide us with a draft of the legality opinion so that we have an opportunity to review it

The Registrant acknowledges the Staff’s comment above. In connection therewith, the legal opinion of McCarter & English, LLP will be filed as Exhibit 5.1 to a second amendment of the Registration Statement.

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Securities and Exchange Commission

May 13, 2005

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 622-4444.

Very truly yours,

Jeffrey A. Baumel

JAB:an

Enclosure

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